Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

11/F No. 3 Building, 700 Yishan Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTENT

Description	Page

Signature	3

Exhibit 99.1 – Press Release Dated March 16, 2014	4

Exhibit 99.2 – Agreement and Plan of Merger among Giant Investment Limited, Giant Merger Limited and Giant Interactive Group Inc. Dated March 17, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Jazy Zhang
Name:	Jazy Zhang
Title:	Chief Financial Officer

Date: March 17, 2014

Exhibit 99.1

GIANT INTERACTIVE GROUP ENTERS INTO DEFINITIVE MERGER

AGREEMENT FOR GOING PRIVATE TRANSACTION

SHANGHAI, PRC — March 16, 2014 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today, March 17, 2014 in Shanghai, China that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Giant Investment Limited (“Parent”) and Giant Merger Limited, a wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to the Merger Agreement, Parent will acquire the Company for cash consideration equal to US$12.00 per ordinary share of the Company (each, a “Share”) and US$12.00 per American Depositary Share of the Company, each representing one Share (each, an “ADS”), or approximately US$3.0 billion in aggregate cash consideration. This represents an 18.5% premium over the closing price of US$10.13 per ADS as quoted by the New York Stock Exchange (the “NYSE”) on November 22, 2013, and a premium of 31.6% and 33.6%, respectively, over the Company’s 30- and 60- trading day volume-weighted average price as quoted by the NYSE prior to November 22, 2013, the last trading day prior to the Company’s announcement on November 25, 2013 that it had received a non-binding “going private” proposal from the chairman of the board of directors of the Company, Mr. Yuzhu Shi (and certain of his affiliated entities), and an affiliate of Baring Private Equity Asia (Baring Private Equity Asia together with funds managed and entities controlled by it, “Baring”), to acquire all of the outstanding Shares, including Shares represented by ADSs, not already owned by them.

The consideration to be paid to holders of Shares and ADSs pursuant to the Merger Agreement also represents an increase of approximately 2.1% from the original US$11.75 per Share and US$11.75 per ADS offer price in the November 25, 2013 “going private” proposal.

Immediately following the consummation of the transactions contemplated by the Merger Agreement, Parent will be beneficially owned by a consortium (the “Buyer Group”) comprising a company owned by Mr. Shi, an affiliate of Baring and an affiliate of Hony Capital Fund V, L.P. (Hony Capital Fund V, L.P., together with funds managed and entities controlled by it, “Hony Capital”). As of the date of the Merger Agreement, the members of the Buyer Group beneficially own in aggregate approximately 49.3% of the issued and outstanding Shares.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), and each of the Shares issued and outstanding immediately prior to the effective time of the Merger (including Shares represented by ADSs) will be cancelled in consideration for the right to receive US$12.00 per Share or US$12.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) up to 59,890,972 Shares held by Union Sky Holding Group Limited, a company owned by Mr. Shi (“Union Sky”), 11,800,000 Shares held by Baring Private Equity Asia Holding (12) Limited, a company owned by Baring (“Baring SPV”, and together with Union Sky, the “Rollover Shareholders”), and Shares held by Parent, the Company or any of their subsidiaries immediately prior to the effective time of the Merger, which Shares will be cancelled without payment of any consideration or distribution therefor, (ii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands, and (iii) 37,500,000 Shares held by Union Sky immediately prior to the effective time of the Merger, which will be cancelled in exchange for Union Sky’s right to receive a promissory note to be issued to Union Sky in the aggregate principal amount of US$450,000,000, which is equal to the product of (a) 37,500,000 and (b) US$12.00, which note will be issued by the Company and bear simple interest at two percent per annum. As a result of the transactions contemplated by the Merger Agreement, Mr. Shi will retain approximately one-half of his pre-transaction beneficial ownership in the Company, while selling the remainder for cash and a promissory note based on the same price per Share and per ADS as is to be paid to unaffiliated holders of Shares and ADSs, respectively, in the Merger.

The Buyer Group intends to fund the Merger through a combination of (i) cash contributions from affiliates of Baring and Hony Capital pursuant to equity commitment letters, (ii) the proceeds from a committed and underwritten loan facility contemplated by a debt commitment letter dated March 17, 2014 pursuant to which China Minsheng Banking Corp., Ltd., Hong Kong Branch, BNP Paribas Hong Kong Branch, Credit Suisse AG, Singapore Branch, Deutsche Bank AG, Singapore Branch, Goldman Sachs (Asia) L.L.C., Goldman Sachs Lending Partners LLC, ICBC International Finance Limited and JPMorgan Chase Bank, N.A. have agreed as underwriters and/or mandated lead arrangers to underwrite and/or arrange (directly or through their affiliates) an aggregate of US$850 million in debt financing for the Merger, subject to certain conditions, and (iii) cash in the Company and its subsidiaries.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and resolved to recommend that the Company’s shareholders authorize and approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

Under the terms of the Merger Agreement, the Company is not permitted to pay any dividends or repurchase any Shares pending consummation of the Merger. As a result, the Company’s board of directors has suspended the Company’s previously announced share repurchase program and dividend policy.

The Merger, which is currently expected to close during the second half of 2014, is subject to customary closing conditions, including the approval by an affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders, which will be convened to consider the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and the other closing conditions specified in the Merger Agreement. As of the date of the Merger Agreement, the Rollover Shareholders and Vogel Holding Group Limited, a wholly-owned subsidiary of Union Sky (“Vogel”), beneficially own in aggregate approximately 49.3% of the issued and outstanding Shares. Pursuant to a support agreement among the Rollover Shareholders, Vogel, Parent and Giant Group Holdings Limited, the sole shareholder of Parent, the Rollover Shareholders and Vogel have agreed to vote all their Shares and ADSs in favor of the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. If completed, the Merger will result in the Company becoming a privately-held company and ADSs will no longer be listed on the NYSE.

Morgan Stanley Asia Limited and Duff & Phelps LLC are jointly serving as financial advisors to the Special Committee. Fenwick & West LLP is serving as U.S. legal counsel to the Special Committee and Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee. Shearman & Sterling is serving as legal counsel to Morgan Stanley Asia Limited. Akin Gump Strauss Hauer & Feld is serving as legal counsel to Duff & Phelps LLC.

Kilometre Capital is serving as strategic consultant to the Company. O’Melveny and Myers LLP is serving as U.S. legal counsel to the Company, Grandall Legal Firm (Shanghai) is serving as PRC legal counsel to the Company and Conyers, Dill and Pearman is serving as Cayman Islands legal counsel to the Company.

China Minsheng Bank, Hong Kong Branch, BNP Paribas, Credit Suisse, Deutsche Bank, Goldman Sachs, ICBC International Capital Limited and J.P. Morgan are serving as financial advisors to the Buyer Group. Wilson Sonsini Goodrich & Rosati, P.C. is serving as U.S. legal counsel to Mr. Shi and the Buyer Group. Weil, Gotshal & Manges LLP is serving as U.S. legal counsel to Baring and U.S. and English law legal counsel to the Buyer Group for the debt financing. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to Hony Capital. Fangda Partners is serving as PRC legal counsel to Baring and Hony Capital. Linklaters is serving as U.S. and English law legal counsel to the mandated lead arrangers of the debt financing, and Appleby and Jun He Law Offices are serving as Cayman Islands legal counsel and PRC legal counsel, respectively, to the mandated lead arrangers of the debt financing.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement, including the Merger, are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Giant Interactive Group Inc.

11/F No. 3 Building, 700 Yishan Road,

Shanghai, 200233, People’s Republic of China

Phone: +86 21 3397-9999

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of March 31, 2013 is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 18, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions to the Merger may not be satisfied or waived and other risks and uncertainties discussed in Giant’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Merger. Giant does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Elsword, and World of Xianxia. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Investor Contacts:

Giant Interactive Group Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com	Giant Interactive Group Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com

FleishmanHillard Hon Gay Lau T: +852-2530-0228 E: giantinteractive@fleishman.com

Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

GIANT INVESTMENT LIMITED

GIANT MERGER LIMITED

and

GIANT INTERACTIVE GROUP INC.

Dated as of March 17, 2014

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER, dated as of March 17, 2014 (this “Agreement”), among Giant Investment Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), Giant Merger Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Giant Interactive Group Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”).

WHEREAS, Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, to enter into this Agreement and consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), (b) authorized and approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the holders of Shares and direct that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the holders of Shares for authorization and approval;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger;

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Union Sky and Baring SPV (collectively, the “Rollover Shareholders”), Vogel, Giant Group Holdings Limited, which is the sole shareholder of Parent (“Holdco”), and Parent have executed and delivered a support agreement, dated as of the date hereof (the “Support Agreement”), providing that, among other things, (a) the Rollover Shareholders and Vogel will vote all Shares held directly or indirectly by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (b) the Rollover Shareholders agree, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration for the cancellation of the Rollover Shares in accordance with the terms thereof; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, the entities set out in Schedule A (each, a “Guarantor,” and collectively the “Guarantors”) have executed and delivered limited guarantees in favor of the Company with respect to certain obligations of Parent under this Agreement (each, a “Limited Guarantee” and collectively, the “Limited Guarantees”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “CICL”), at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) under the Laws of the Cayman Islands and become a wholly-owned Subsidiary of Parent.

Section 1.02 Closing; Closing Date.

Unless otherwise unanimously agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) at the offices of Wilson Sonsini Goodrich & Rosati, P.C., Unit 1001, 10/F, Henley Building, 5 Queen’s Road Central, Hong Kong as soon as practicable, but in any event no later than the 15th Business Day following the day on which the last of the conditions set forth in Article VII to be satisfied or, if permissible, waived (other than (x) the condition set forth in Section 7.02(a) with respect to the representation and warranty set forth in Section 3.07(d) and (y) those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of each of the condition described in clauses (x) and (y)) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03 Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective at the time specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04 Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05 Memorandum and Articles of Association of Surviving Corporation.

At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided by Law and such memorandum and articles of association; provided that at the Effective Time, (a) Article I of the memorandum of association of the Surviving Corporation shall be amended to read as follows: “The name of the Company is “Giant Interactive Group Inc.” and the articles of association of the Surviving Corporation shall be amended to refer to the name of the Surviving Corporation as “Giant Interactive Group Inc.”, (b) references therein to the authorized share capital of the Surviving Corporation shall be amended to refer to the correct authorized capital of the Surviving Corporation as approved in the Plan of Merger, if necessary and (c) the memorandum and articles of association of the Surviving Corporation will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, in accordance with Section 6.05(a).

Section 1.06 Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE II

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 2.01 Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) each ordinary share, par value $0.0000002 each, of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares, the Union Sky Delayed Payment Shares, Shares represented by ADSs and Company RSs) shall be cancelled in exchange for the right to receive $12.00 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b) each American Depositary Share, representing one Share (each, an “ADS”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Share represented by such ADSs, shall be cancelled in exchange for the right to receive $12.00 in cash per ADS without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c) each of the Excluded Shares and ADSs representing Excluded Shares, in each case, issued and outstanding immediately prior to the Effective Time, shall be cancelled without payment of any consideration or distribution therefor;

(d) each of the Dissenting Shares shall be cancelled in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03;

(e) each of the Company RSs shall be cancelled in accordance with Section 2.02(a) and thereafter represent only the right to receive the applicable payments set forth in Section 2.02(c);

(f) each of the Union Sky Delayed Payment Shares shall be cancelled in accordance with Section 2.05 and thereafter represent only the right to receive the applicable payments set forth in Section 2.05;

(g) all Shares issued and outstanding immediately prior to the Effective Time, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist, and the register of members of the Company shall be amended accordingly; and

(h) each ordinary share, par value $0.01 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.0000002 each, of the Surviving Corporation. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

Section 2.02 Share Incentive Plan, Outstanding Company Options and Company RSs.

(a) At the Effective Time, the Company shall (i) terminate the Company’s Share Incentive Plan and any relevant award agreements entered into under the Share Incentive Plan, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable and (iii) cancel each Company RS that is outstanding.

(b) Each former holder (or his or her designee) of a Company Option that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five Business Days) after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option and (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

(c) Each former holder (or his or her designee) of a Company RS that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five Business Days) after the Effective Time (without interest), a cash amount equal to the Per Share Merger Consideration.

(d) Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements, and each former holder of Company Options and Company RSs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(e) At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions that are reasonably necessary to effectuate the provisions of this Section 2.02. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation to any person pursuant to the Share Incentive Plan or in settlement of any Company Option or Company RS (as applicable). Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Options and/or Company RSs informing such holder of the effect of the Merger on his or her Company Options and/or Company RSs (as applicable).

Section 2.03 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b) For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL.

(c) The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent or demands for appraisal, under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Laws of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to section 238(4) of the CICL within 20 days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04 Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b) (in the case of Section 2.03(b), when ascertained) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within three Business Days), the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, that immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer Taxes have been paid or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (A) has been sent to such person and has been returned undelivered or has not been cashed or (B) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Corporation on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven years from the Closing Date shall be forfeited and shall revert to the Surviving Corporation.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs), Company Options and Company RSs the same economic effect as contemplated by this Agreement prior to such action.

(f) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent; provided that (i) Parent shall not direct the Paying Agent to make any such investments that are speculative in nature and (ii) no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation. Except as contemplated by Section 2.04(a) and this Section 2.04(f), the Exchange Fund shall not be used for any other purpose.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for six months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Shares and ADSs who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the cash to which they are entitled pursuant to Section 2.01(a) and Section 2.01(b).

(h) No Liability. None of the Paying Agent, the Rollover Shareholders, the Sponsors, Parent, the Surviving Corporation or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i) Withholding Rights. Each of Parent, the Surviving Corporation, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs, Company Options or Company RSs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Corporation, the Paying Agent or the Depositary to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs, Company Options or Company RSs in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be.

Section 2.05 Union Sky Delayed Payment Shares.

Promptly after the Effective Time (and in any event within three Business Days), the Surviving Corporation shall deliver to Union Sky (a) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company) and (b) instructions for use in effecting the surrender of any issued share certificates representing the Union Sky Delayed Payment Shares and/or such other documents as may be required in exchange for the Per Share Merger Consideration in the manner as contemplated in this Section 2.05. Upon surrender of a Share Certificate and/or such other documents as may be required pursuant to such instructions to the Surviving Corporation in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, Union Sky shall be entitled to receive in exchange therefor the promissory note in the aggregate principal amount (the “Union Sky Delayed Payment”) equal to (x) the number of Union Sky Delayed Payment Shares multiplied by (y) the Per Share Merger Consideration, which notes shall bear simple interest of 2% per annum in the same form as attached hereto as Annex B.

Section 2.06 No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Corporation for transfer or any other reason shall be canceled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares, and for no consideration in the case of Excluded Shares.

Section 2.07 Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the deposit agreement, dated November 6, 2007 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.08 Agreement of Fair Value.

Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company Disclosure Schedule delivered to Parent and Merger Sub prior to or contemporaneously with the execution of this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and to any other section or subsection of this Agreement the relevance of which is reasonably apparent on its face from the disclosed information) or (b) the Company SEC Reports filed prior to the date hereof (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, forward-looking or cautionary in nature, in each case, other than specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01 Organization, Good Standing and Qualification.

The Company is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Company’s Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure of any Group Company to be so organized, existing or in good standing or of any Group Company to have such power or authority has not had and would not have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing as would not have a Company Material Adverse Effect.

Section 3.02 Memorandum and Articles of Association.

The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03 Capitalization.

(a) The authorized share capital of the Company is $100 divided into 500,000,000 Shares of a par value of $0.0000002 per share. As of the close of business on March 12, 2014, (i) 240,526,872 Shares are issued and outstanding (which number includes 3,802,200 vested Company RSs as of the date hereof), all of which have been duly authorized and are validly issued, fully paid and non-assessable and (ii) 10,864,100 Shares are issuable pursuant to outstanding Company Options and unvested Company RSs granted pursuant to the Share Incentive Plan (and for the avoidance of doubt are not included in the number of issued and outstanding Shares set forth in clause (i)). Since the close of business on March 12, 2014, the Company has not issued or granted any shares of capital stock or other securities of the Company, except for issuances of Shares upon the exercise or settlement of Company Options outstanding as of the close of business on March 12, 2014. Except as set forth in this Section 3.03 and save for the ADSs and the Deposit Agreement, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company or any of its Subsidiaries relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries. Other than the ADSs and the Deposit Agreement, the Company has not issued or had outstanding any bonds, debentures, notes or other obligations that entitle the holders to the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

(b) Section 3.03(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date hereof: (i) the number of Shares subject to such Company Option, (ii) the exercise or purchase price of such Company Option and (iii) the date on which such Company Option expires. The grant of each such outstanding Company Option was properly approved in compliance with the terms of the Share Incentive Plan and all applicable Laws. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option as a result of the Transactions.

(c) Section 3.03(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company RS outstanding as of the date hereof: (i) the number of Shares subject to such Company RS and (ii) the date on which such Company RS expires. The grant of each such outstanding Company RS was properly approved in compliance with the terms of the Share Incentive Plan and all applicable Laws. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company RS as a result of the Transactions.

(d) All Shares subject to issuance upon due exercise of a Company Option, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) the Share Incentive Plan pursuant to which the Company has granted the Company Options and Company RSs that are currently outstanding, (ii) the form of award agreement evidencing such Company Options and Company RSs and (iii) award agreements evidencing such Company Options and Company RSs with terms that are materially different from those set forth in the form of award agreement.

(e) Section 3.03(e) of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company and each other entity in which the Company or any of its Subsidiaries holds an equity interest, other than equity interests with book value not exceeding $2,000,000, together with (i) the jurisdiction of organization of each such Subsidiary or other entity, (ii) the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary or other entity that is owned or otherwise held by the Company or a Subsidiary of the Company as of the date hereof and (iii) the shareholder(s) of such Subsidiary or other entity. Other than the Group Companies, there are no other corporations, associations or other persons that are legal entities that are material to the business of the Group Companies, taken as a whole, through which the Company or any of its Subsidiaries conducts business and in which the Company or any of its Subsidiary owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and neither the Company nor any of its Subsidiaries is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement that is material to the business of the Group Companies, taken as a whole.

(f) The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries that is owned by any Group Company is owned by such Group Company free and clear of all Liens. Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law and the applicable constitutional documents) to receive dividends and distributions on, all share capital or registered capital of their respective Subsidiaries owned by them. Except as otherwise provided in this Agreement, there are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries.

Section 3.04 Authority Relative to this Agreement; Fairness.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, subject only to the authorization and approval by way of a shareholders’ special resolution of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b) As of the date hereof, the Special Committee comprises three members of the Company Board, each of whom qualifies as an “independent director” (as such term is defined in Section 303A of the New York Stock Exchange Listed Company Manual). The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, to enter into this Agreement and consummate the Transactions, including the Merger, (ii) authorized and approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the holders of Shares (the “Company Recommendation”) and direct that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the holders of Shares for authorization and approval.

(c) The Special Committee has received from Morgan Stanley Asia Limited and Duff & Phelps, LLC (each, a “Financial Advisor”) their written opinions, each dated the date hereof, subject to the limitations, qualifications and assumptions set forth therein, that the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares, the Union Sky Delayed Payment Shares, Shares represented by ADSs and Company RSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) are fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement solely for informational purposes. The Financial Advisors have consented to the inclusion of a copy of their respective opinions in the Proxy Statement. It is agreed and understood that such opinions may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any Group Company pursuant to, any Contract to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair or delay, or be reasonably be expected to prevent or materially impair or delay, the consummation of the Merger or other Transactions.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) for the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Schedule (collectively, the “Requisite Regulatory Approvals”) and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair or delay, or be reasonably be expected to prevent or materially impair or delay, the consummation of the Merger or other Transactions.

Section 3.06 Permits; Compliance with Laws.

(a) Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect (the “Material Company Permits”). As of the date hereof, no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. All such Material Company Permits are valid and in full force and effect, except where the failure to be valid or in full force and effect would not materially and adversely affect any Group Company’s business as it is being conducted as of the date hereof. Each Group Company is in compliance with the terms of the Material Company Permits, except where noncompliance would not materially and adversely affect such Group Company’s business as it is being conducted as of the date hereof. Without limiting the generality of the foregoing, all permits, licenses, approvals, filings and registrations and other requisite formalities with Governmental Authorities in the People’s Republic of China (“PRC”) that are material to the Group Companies, taken as a whole, and are required to be obtained or made in respect of each Group Company incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, including registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation (“SAT”), and their respective local counterparts, have been duly completed in all material respects in accordance with applicable PRC Laws. Each Group Company that is organized in the PRC has complied in all material respects with all applicable PRC Laws regarding the contribution and payment of its registered capital.

(b) Except as has not had and would not have a Company Material Adverse Effect, no Group Company is in default, breach or violation of any Law applicable to it (including (i) any Laws applicable to its business and (ii) any Laws related to the protection of personal data) or by which any of its properties or assets are bound. No Group Company has received any written notice or communication from any Governmental Authority or stock exchange of any non-compliance with any applicable Laws or listing rules or regulations that has not been cured except for (i) such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, have a Material Company Adverse Effect and/or (ii) such investigations or reviews in the trading in the securities of the Company related to the Merger.

(c) No Group Company nor any director or officer or employees of any Group Company, nor, to the knowledge of the Company, any agent or any other person acting on behalf of any Group Company has (i) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment that would be unlawful under any Anti-corruption Law or (ii) made an offer to pay, a promise to pay or a payment or transfer of money or anything else of value, or an authorization of such offer, promise, payment or transfer, directly or indirectly, to any Government Official for the purpose of (A) influencing any act or decision of such Government Official in his official capacity, (B) inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or in directing business to, any person.

(d) No Group Company has conducted or initiated any formal internal investigation or made a voluntary or other disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law. No Group Company or, to the knowledge of the Company, any Company Representative has received any written notice or citation for any actual or potential noncompliance by any Group Company or any Company Representative with any Anticorruption Law.

(e) To the knowledge of the Company, each holder or beneficial owner of Shares and/or Company Options who is a PRC resident and subject to any of the registration or reporting requirements of SAFE Circular 75, SAFE Circular 7 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”), has complied, in all material respects, with such reporting and/or registration requirements under the SAFE Rules and Regulations with respect to its investment in the Company. Neither the Company nor, to the knowledge of the Company, such holder or beneficial owner has received any oral or written inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations.

Section 3.07 SEC Filings; Financial Statements.

(a) The Company has filed or furnished, as the case may be, all forms, reports and documents required to be filed with or furnished to the SEC by the Company since January 1, 2011 (the “Applicable Date”) pursuant to the Securities Act and the Exchange Act (the forms, reports and other documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof as have been supplemented, modified or amended since the time of filing or furnishing, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments and to any other adjustments described therein, the effect of which, individually or in the aggregate, is not material, and to the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP except to the extent that such information has been amended or superseded by later Company SEC Reports filed prior to the date hereof.

(c) Except as and to the extent set forth on the audited annual report of the Group Companies filed with the SEC on April 18, 2013, including the notes thereto, no Group Company has outstanding (i) any Indebtedness or any commitments therefor or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that are required in accordance with GAAP to be disclosed or reflected or reserved against the consolidated financial statements of the Company and its Subsidiaries, except for Indebtedness or any commitments therefor or other liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2012, (B) incurred pursuant to this Agreement or in connection with the Transactions or (C) that do not have a Company Material Adverse Effect.

(d) On the Closing Date, the Company shall not have any Indebtedness outstanding pursuant to the facility letter dated June 26, 2013 and the other agreements related thereto between the Company and China Merchants Bank Co., Ltd. Hong Kong Branch.

(e) The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it.

(f) The Company has made available to Parent complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(g) The Company has timely filed and made available to Parent all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company and each Group Company have established and maintain disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act reasonably designed to ensure that all material information concerning the Company and its Subsidiaries required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the Company’s knowledge, there is, and since January 1, 2011, there has been, no fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. Since the date of the Company’s most recently filed annual report under the Exchange Act, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(h) The Group Companies maintain a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(i) The Company is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of the NYSE, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NYSE).

Section 3.08 Absence of Certain Changes or Events.

Between December 31, 2012 and the date hereof, except as set forth in Section 3.08 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, each Group Company has conducted business in all material respects in the ordinary course, and there has not been (a) any Company Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of any Group Company’s Equity Securities, except for any dividend or distribution by a Group Company to another Group Company, (c) any redemption, repurchase or other acquisition of any Equity Securities of any Group Company by a Group Company (other than repurchase of Shares to satisfy obligations under the Share Incentive Plan or other similar plans or arrangements including the withholding of Shares in connection with the exercise of Company Options in accordance with the terms and conditions of such Company Options), (d) any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto or (e) any material Tax election made by the Company or any of its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its Subsidiaries, other than in the ordinary course of business.

Section 3.09 Absence of Litigation.

Except as set forth in Section 3.09 of the Company Disclosure Schedule, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any property or asset of any Group Company, before any Governmental Authority that (a) has had or would reasonably be expected to result in, a Company Material Adverse Effect or (b) has enjoined, restrained, prevented or materially delayed, or would reasonably be expected to enjoin, restrain, prevent or materially delay the consummation of the Merger. No Group Company, nor any property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except those that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Labor and Employment Matters.

(a) No Group Company is a party to or bound by any collective bargaining agreement, trade union, works council or other labor union Contract applicable to persons employed by it, and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of any Group Company. Except those that would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority and there is no organized strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threatened against or involving any Group Company.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company (i) is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and (ii) is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) there is no claim with respect to payment of wages, salary or overtime pay that is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed by any Group Company, (B) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that is now pending or, to the knowledge of the Company, threatened with respect to any Group Company and (C) there is no charge of discrimination in employment or employment practices for any reason, including, age, gender, race, religion or other legally protected category, that is now pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority in any jurisdiction in which any Group Company has employed or currently employs any person.

(c) The Company has made available to Parent true and complete copies of each Company Employee Plan and each Company Employee Agreement including all material amendments thereto; provided that for Company Employee Agreements that are standard form agreements, the form, rather than each individual agreement, has been made available to Parent, with the exception that any Company Employee Agreement that deviates materially from the form have been separately made available to Parent.

(d) Each Company Employee Plan is and has at all times been operated and administered in material compliance with the provisions thereof and all applicable legal requirements. There are no material claims (other than for benefits incurred in the ordinary course ) or legal proceedings pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan.

(e) Except pursuant to or as contemplated under this Agreement, no Company Employee Plan or Company Employee Agreement exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement or the consummation of the Transactions alone (and without the occurrence of any additional or subsequent events such as a termination of employment), will entitle any current or former director, employee or consultant of any Group Company to (i) material compensation or benefits (including any severance payment or benefit), or (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans or Company Employee Agreements.

(f) True and complete copies of the forms of employment Contracts for each employee or consultant whose compensation exceeded $200,000 in the prior full fiscal year (and any individual employment Contracts to the extent they deviate from such forms in any material respect) and all amendments thereto, and a true and complete schedule setting forth the employee identification numbers and the dates of hire of such individuals, have been provided or made available to Parent.

Section 3.11 Real Property; Title to Assets.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth the address and description of each Owned Real Property, including the particulars and the issue date of the State-owned Land Use Certificate and Building Ownership Certificate for each Owned Real Property. With respect to each Owned Real Property: (i) the relevant Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Owned Real Property, free and clear of all Liens, except Permitted Encumbrances, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein and (iv) the relevant Group Company is the only party in possession of such Owned Real Property. The land use rights relating to the Owned Real Property have been obtained from a competent Governmental Authority in compliance in all material respects with applicable PRC Law, all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights have been paid in full and such land use rights are not subject to any restrictions that would materially interfere with the operation of the Group Companies as currently conducted as of the date hereof. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the relevant Group Company has duly complied in all respects with all the terms and conditions of, and all of its obligations under, the relevant land use rights contract or real property purchase contract in relation to any Owned Real Property owned by it, and the Owned Real Property remains in conformity with, all applicable building codes and standards, fire prevention, safety, planning or zoning Law.

(b) Section 3.11(b) of the Company Disclosure Schedule sets forth the address of each Leased Real Property and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease). The Company has delivered or otherwise made available to Parent a true and complete copy of each such Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as would not have a Company Material Adverse Effect, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease and (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

(c) The Owned Real Property identified in Section 3.11(a) of the Company Disclosure Schedule and the Leased Real Property identified in Section 3.11(b) of the Company Disclosure Schedule (collectively, the “Company Real Property”) comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Group Companies as of the date hereof.

(d) To the knowledge of the Company, (i) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Company Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the Group Companies and (ii) there are no structural deficiencies or latent defects materially affecting the intended use or function of the Improvements.

(e) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) necessary to conduct their respective businesses as currently conducted, in each case free and clear of all Encumbrances, except Permitted Encumbrances. The material machinery, equipment and other tangible personal property and assets owned or used by the Company and its Subsidiaries are (i) usable in the ordinary course of business and, in all material respects, are adequate and suitable for the uses to which they are being put and (ii) are in good and working order, reasonable wear and tear and immaterial defects excepted.

Section 3.12 Intellectual Property.

Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries have valid and enforceable rights to use all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Encumbrances).

(b) Neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business or activities conducted by it (including the commercialization and exploitation of its products and services), is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property. Neither the Company nor any of its Subsidiaries nor the business or activities conducted by the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services) infringes, dilutes or misappropriates or has infringed, diluted or misappropriated any Intellectual Property rights of any person. To the knowledge of the Company, no person is currently infringing, diluting or misappropriating Intellectual Property owned by the Company or any Subsidiary of the Company.

(c) There are no pending or, to the knowledge of the Company, threatened Actions by any person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property.

(d) All current or former employees, consultants or contractors of the Company and its Subsidiaries who have participated in the creation or development of Company Intellectual Property have executed and delivered to the Company or such Subsidiary of the Company agreements (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the assignment by such person to the Company or such Subsidiary of the Company of any Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with the Company or such Subsidiary of the Company.

(e) The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each item of Intellectual Property that they own. Immediately subsequent to the Effective Time, the Company Intellectual Property shall be owned by or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Effective Time.

(f) The Company IT Assets are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s business and the Company and its Subsidiaries have implemented backup, security and disaster recovery measures and technology consistent with industry practices in the PRC.

Section 3.13 Taxes.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company has duly filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings, and all such Tax returns are true, accurate and complete in all material respects. As of the date hereof, no taxing authority is asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company has properly and timely withheld, collected and deposited all Taxes that are in the Company’s reasonable judgment required to be withheld, collected and deposited under applicable Law. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax.

(b) Each of the Company’s Subsidiaries incorporated in the PRC has, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Any submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates were accurate and complete in all material respects. As of the date hereof, no suspension, revocation or cancellation of any Tax exemptions, preferential treatments or rebates is pending or, to the knowledge of the Company, threatened.

Section 3.14 No Secured Creditors.

The Company does not have any secured creditors holding a fixed or floating security interest.

Section 3.15 Material Contracts.

(a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii) any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement;

(iii) any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any person or any Contract relating to the making of any such loan, advance or investment of more than $10,000,000;

(iv) any Contract involving Indebtedness of the Company or any of its Subsidiaries of more than $10,000,000;

(v) any Contract (including so called take-or-pay or keep-well agreements) under which any person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed Indebtedness of the Company or any of its Subsidiaries of more than $30,000,000;

(vi) any Contract granting or evidencing a Lien on any properties or assets of the Company or any of its Subsidiaries with value of more than $30,000,000, other than a Permitted Encumbrances;

(vii) any Contract under which the Company or any of its Subsidiaries has any obligations that have not been satisfied or performed (other than indemnification and confidentiality obligations) relating to the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than $30,000,000 (by merger, purchase or sale of assets or stock or otherwise);

(viii) any Contracts involving any resolution or settlement of any Action with amount in controversy greater than $30,000,000;

(ix) any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business;

(x) any Contract involving a standstill or similar arrangement;

(xi) any Contract (other than Contracts granting Company Options or Company RSs) giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Merger where (A) such Contract requires any payment in excess of $30,000,000 to be made by the Company or any of its Subsidiaries in any calendar year or (B) the value of the outstanding receivables due to the Company and its Subsidiaries under such Contract is in excess of $30,000,000 in any calendar year;

(xii) any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guaranty by the Company or any of its Subsidiaries;

(xiii) any Contract providing for (A) a license of Intellectual Property to the Company and its Subsidiaries, (B) a license of Intellectual Property by the Company or any of its Subsidiaries to third parties, (C) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any Intellectual Property right or (D) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of Intellectual Property; in each case of (A) through (D), other than agreements for off-the-shelf Software and such Contracts that are not material to business of the Company and its Subsidiaries, taken as a whole, and in each case of (C) and (D), other than Contracts entered into by the Company and its Subsidiaries in ordinary course of business;

(xiv) any Contract which (A) provides the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (B) provides the Company or any Subsidiary the right or option to purchase the equity interests in any Operating Subsidiary, or (C) transfers economic benefits from any Operating Subsidiary to any other Subsidiary (the contracts and agreements described in (A), (B) and (C), together, the “Control Agreements”); or

(xv) any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act.

Each such Contract described in clauses (i) to (xv) and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Reports is referred to herein as a “Material Contract.”

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and to the Company’s knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge and as of the date hereof, any other party thereto, is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any Third Party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 3.16 Environmental Matters.

Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect, (b) no property currently or formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would require remediation or other action pursuant to any Environmental Law, (c) no Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law that remains unresolved and (d) no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law or relating to Hazardous Substances.

Section 3.17 Insurance.

The Company has delivered to Parent a copy of all material insurance policies maintained by Group Companies. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost and (c) neither the Company nor any of its Subsidiaries has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of its respective insurance policies.

Section 3.18 Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement or “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (save for the CICL or any similar anti-takeover provision in the Company’s memorandum and articles of association) (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 3.19 Brokers.

Except for the Financial Advisors and the Strategic Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.20 No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent or Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01 Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 4.02 Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NYSE, (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL and (iv) for the Requisite Regulatory Approvals.

(c) Except as contemplated under the Finance Documents, Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.04 Capitalization.

(a) The authorized share capital of Parent consists solely of 100,000,000 ordinary shares, par value of $0.00001 each. As of the date hereof, one ordinary share of Parent was issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and is owned by Holdco. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Financing Documents and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b) The authorized share capital of Merger Sub consists solely of 100,000 ordinary shares, par value of $0.01 each. As of the date hereof, one ordinary share of Merger Sub was issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and is owned by Parent. All of the issued and outstanding share capital of Merger Sub is, and at the Effective time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05 Available Funds and Financing.

(a) Parent has delivered to the Company true and complete copies of (i) an executed commitment letter from the financial institutions named therein (as the same may be amended or modified pursuant to Section 6.07, the “Debt Commitment Letter”), confirming their respective commitments, subject to the terms and conditions thereof, to provide or cause to be provided the respective debt amounts set forth therein in connection with the Transactions (the “Debt Financing”) and (ii) executed equity commitment letters from the Sponsors (the “Equity Commitment Letters” and, together with the Debt Commitment Letter and/or, if applicable the Alternative Financing Documents, the “Financing Documents”) pursuant to which each of the Sponsors has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, equity securities of Holdco, up to the aggregate amount set forth therein (the “Equity Financing” and, together with the Debt Financing and/or, if applicable, the Alternative Financing, the “Financing”). The proceeds of the Financing shall be used to finance the consummation of the Transactions.

(b) As of the date hereof (i) each of the Financing Documents is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable and subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception) and (ii) none of the Financing Documents has been amended or modified and no such amendment or modification (other than as permitted by Section 6.07 or this Section 4.05) is contemplated, and the respective commitments contained in the Financing Documents have not been withdrawn or rescinded in any material respect (other than as permitted by Section 6.07 or this Section 4.05). Assuming (A) the Financing is funded in accordance with the Financing Documents and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, as of the date hereof, the net proceeds of the Financing contemplated by the Financing Documents will be sufficient for Merger Sub and the Surviving Corporation to pay (1) the Merger Consideration and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent (or, where applicable, refer to customary conditions precedent for a transaction of the nature contemplated by the Financing Documents) to the obligations of the parties thereunder to make the Financing available to Holdco, Parent or Merger Sub on the terms and conditions contained therein. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (x) as expressly set forth in the Financing Documents and (y) any customary engagement letter and non-disclosure agreements that do not impact the conditionality, availability or amount of the Financing. As of the date hereof, no event has occurred that , with or without notice, lapse of time or both, would either (I) constitute a default or breach under the Financing Documents on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto or (II) prevent or materially delay the other parties thereto from providing or funding, as applicable, any portion of the Financing. As of the date hereof, subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof, and the satisfaction of the conditions set forth in Section 7.01and Section 7.02 hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Documents or that any of the conditions to the Financing that are required to be satisfied by Parent or Merger Sub will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time. For the avoidance of doubt, Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article III or compliance by the Company with its obligations hereunder.

Section 4.06 Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07 Guarantees.

Assuming the due authorization, execution and delivery by the Company, each Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantor that executed it, subject to the Bankruptcy and Equity Exception, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Limited Guarantee.

Section 4.08 Absence of Litigation.

To the knowledge of Parent and Merger Sub, as of the date hereof, (a) there is no material Action pending or threatened against Parent or Merger Sub or any of their respective Affiliates before any Governmental Authority and (b) neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other Transactions.

Section 4.09 Ownership of Company Shares.

As of the date hereof, other than (a) the Rollover Shares, (b) 42,109,028 Shares held by Union Sky, which shall be cancelled in exchange for Per Share Merger Consideration or the right to receive the Union Sky Delayed Payment and (c) 1,890,687 Shares and 2,887,853 ADSs held by Vogel, each of which shall be cancelled in exchange for Per Share Merger Consideration and Per ADS Merger Consideration, respectively, none of Parent, Merger Sub, Holdco, the Founder Parties, the Sponsors nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.10 Solvency.

Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, including the Financing (and any Alternative Financing, if applicable) and the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions, assuming (a) satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions and (b) the accuracy of the representations and warranties of the Company set forth in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Company Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Corporation will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time.

Section 4.11 Parent Group Contracts.

Parent has delivered to the Company and the Special Committee a true and complete copy of each of: (a) the Consortium Agreement, (b) the Consortium SPA, (c) the Equity Commitment Letters, (c) the Support Agreement, (d) the Interim Investors Agreement, (e) the Baring Guarantees and (f) the HONY Guarantee (collectively, the “Parent Group Contracts”), including all amendments thereto or modifications thereof. As of the date hereof, other than the Parent Group Contracts, there are no side letters or other oral or written Contracts, agreements, arrangements or understandings (whether or not legally enforceable) (i) relating to the Transactions between or among Parent, Merger Sub, any Rollover Shareholder, any Sponsor or any of their respective Affiliates (excluding any agreements among any one or more of the foregoing solely relating to the Surviving Corporation following the Effective Time), (ii) relating to the Transactions between or among Parent, Merger Sub, any Rollover Shareholder, any Sponsor or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any members of the Company Board or any of the Company’s shareholders in their capacities as such, on the other hand or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.12 Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.13 No Additional Representations.

Except for the representations and warranties set forth in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated or permitted by this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business and in a manner consistent with past practice, (ii) the Company shall use its commercially reasonable efforts to preserve intact the assets and business organization of the Group Companies in all material respects, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Companies has material business relations as of the date hereof and (iii) the Company shall as promptly as practicable after the date hereof make the registrations set forth in Section 5.01(iii) of the Company Disclosure Schedule with respect to SAFE Rules and Regulations (or any successor law, rule or regulation).

Without limiting the generality of the foregoing paragraph, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated or permitted by this Agreement, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b) issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Group Company (other than in connection with (A) the exercise of any Company Options or Company RSs in accordance with the Share Incentive Plan, (B) the withholding of Company securities to satisfy Tax obligations with respect to Company Options or Company RSs, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Company RSs or (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, or any options, warrants, securities convertible into any share capital or other rights of any kind to acquire any shares, or any other ownership interest (including any phantom interest), of any Group Company) or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of $30,000,000, except in the ordinary course of business;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries);

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares to satisfy obligations under the Share Incentive Plan, including the withholding of Shares in connection with the exercise of Company Options or Company RSs in accordance with the terms and conditions of such Company Options or Company RSs (as applicable));

(e) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiary (other than creating any new Subsidiary in the PRC by a Group Company that (i) is incorporated in the PRC and (ii) does not require any capital injection (directly or indirectly) from outside the PRC after the date hereof), other than as contemplated by this Agreement;

(f) acquire, whether by purchase, merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of $30,000,000 in any transaction or related series of transactions;

(g) incur or guarantee any indebtedness for borrowed money of any person except for, the incurrence or guarantee of indebtedness (i) under any Group Company’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness (including any renewal, extension, refinancing or replacement of such Contracts on substantially the same or similar terms) or (ii) not in an aggregate amount in excess of $10,000,000;

(h) other than expenditures necessary to maintain assets in good repair consistent with the past practice, authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $15,000,000 or capital expenditures that are, in the aggregate, in excess of $30,000,000 for the Group Companies taken as a whole;

(i) except as required pursuant to any Company Employee Plan or this Agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of any Group Company other than the hiring or termination of employees or consultants below the vice president level or its equivalent (e.g. the head of business unit) or with an annual compensation of less than $150,000, (ii) grant or provide any severance or termination payments or benefits to any director or officer of any Group Company except as required by applicable Law, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any director or officer of any Group Company except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Group Companies, taken as a whole, by more than 5%, (iv) make any new equity awards to any director, officer or employee of any Group Company, (v) establish, adopt, amend or terminate any Company Employee Plan or materially amend the terms of any outstanding Company Options, (vi) take any action to voluntarily accelerate the vesting of Company Options to the extent not already required in the Share Incentive Plan or contemplated by this Agreement or (vii) forgive any loans to directors, officers or employees of any Group Company;

(j) issue or grant any Company Option or Company RSs to any person under the Share Incentive Plan;

(k) make any changes with respect to financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(l) enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of $30,000,000 or more that cannot be terminated without material surviving obligations or material penalty upon notice of 90 days or less;

(m) enter into, amend, modify, consent to the termination of, or waive any material rights under, any Control Agreements (or any Contract that would be a Control Agreement if such Contract had been entered into prior to the date hereof), except as contemplated by Section 6.16 of the Company Disclosure Schedule or as necessary to satisfy the Reorganization Condition Actions (and not otherwise inconsistent with Section 6.16 of the Company Disclosure Schedule);

(n) enter into any Contract between the Company or any of its Subsidiaries, on the one hand, and any of their directors or executive officers, on the other hand, in each case required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act (except as permitted under Section 5.01(i));

(o) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it that is not promptly replaced by a comparable amount of insurance coverage;

(p) commence any Action for a claim of more than US$30,000,000 (excluding any Action seeking for an injunctive relief or other similar equitable remedies) or settle any Action other than any settlement involving the payment of monetary damages not in excess of $30,000,000;

(q) permit any Intellectual Property owned by any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every item of Intellectual Property owned by any Group Company;

(r) fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(s) enter into any Contract involving the acquisition from another person or disposition to another person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another person that contains (i) a put, call or similar right pursuant to which any Group Company could be required to purchase or sell, as applicable, any equity interests of any person or assets that have a fair market value or purchase price of more than $30,000,000 or (ii) any earn-out or similar payment payable by any Group Company with a maximum potential earn-out or similar payment that, as reasonably estimated by the Company, individually, could reasonably be expected to result in payments by any Group Company of more than $30,000,000, to any Third Party (in the case of each of clauses (i) and (ii), other than Contracts in respect of acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business);

(t) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(u) make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

(v) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02 Operation of Parent’s and Merger Sub’s Business.

Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article III, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or (b) take any action or fail to take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement.

Section 5.03 No Control of Other Party’s Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Proxy Statement and Schedule 13E-3.

(a) As soon as practicable following the date hereof, the Company with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 and will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and in any event within 24 hours and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company.

(b) Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

(c) At the Shareholders’ Meeting, Parent shall vote, or cause to be voted, all of the Shares then beneficially owned by Parent or Merger Sub or with respect to which Parent or Merger Sub otherwise has, directly or indirectly, voting power in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.02 Company Shareholders’ Meeting.

(a) As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 but in any event no later than five days after such confirmation, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting (the “Record Date”) and shall not change such Record Date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Laws; and in the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing or as required by applicable Laws or stock exchange requirement, the Company shall, if possible, implement such adjournment or other delay in such a way that the Company does not establish a new Record Date for the Shareholders’ Meeting, as so adjourned or delayed, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the Record Date, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (iii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to Section 6.02(b), without the consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b) No later than 30 days after the date of mailing the Proxy Statement, the Company shall hold the Shareholders’ Meeting. Subject to Section 6.04, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and shall take all other action necessary or advisable to secure the Requisite Company Vote. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is validly terminated in accordance with Section 8.03(c), the Company’s obligations pursuant to this Section 6.02 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction or by any Change in the Company Recommendation.

(c) Notwithstanding Section 6.02(b), after consultation in good faith with Parent, the Company may recommend the adjournment of the Shareholders’ Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) as otherwise required by applicable Law, (iii) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (iv) if an Intervening Event has occurred and the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee determines, in its good faith judgment upon written advice by outside legal counsel engaged by the Special Committee, which advice shall be confirmed in writing by another outside legal counsel engaged by the Special Committee (both counsel having an international reputation of experience in the corporate Law of the Cayman Islands), that the failure to take such action would reasonably be expected to breach its fiduciary duties under applicable Law. If the Shareholders’ Meeting is adjourned, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that the Company shall not recommend to its shareholders the adjournment of the Shareholders’ Meeting to a date that is less than five Business Days prior to the Termination Date.

(d) Parent may request that the Company adjourn the Shareholders’ Meeting for up to 90 days (but in any event no later than five Business Days prior to the Termination Date), (i) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Requisite Company Vote or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be adjourned in accordance with Parent’s request.

Section 6.03 Access to Information.

(a) From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other authorized representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b) Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide Parent or any of its Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information is subject to any confidentiality agreement with a Third Party; provided that at the request of Parent, the Company shall use its reasonable best efforts to obtain a waiver from such Third Party, (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client or other legal privilege or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law.

(c) All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements.

(d) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04 No Solicitation of Transactions.

(a) Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or that in the Company’s good faith judgment could reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in furtherance of such inquiries or to obtain such proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction, (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement) or (v) authorize or permit any of the Representatives of the Company or any of its Subsidiaries to take any action set forth in clauses (i) – (iv) of this Section 6.04(a). The Company shall notify Parent as promptly as practicable (and in any event within 48 hours after the Company has knowledge thereof), orally and in writing, of any proposal or offer, or any inquiry or contact with any person, regarding a Competing Transaction or that in the Company’s good faith judgment could reasonably be expected to lead to a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements and (y) the identity of the party making such proposal or offer or inquiry or contact. The Company shall keep Parent informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date hereof that prohibits the Company from providing such information to Parent.

(b) Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in violation of this Section 6.04 (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub), the Company and its Representatives may, with respect to such proposal or offer and acting only upon the recommendation of the Special Committee:

(i) contact the person who has made such proposal or offer to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii) provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall concurrently make available to Parent any information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iii) engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided that prior to taking any actions described in clause (ii) or (iii), the Company Board (acting only upon recommendation of the Special Committee) or the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or could reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (C) provided written notice to Parent at least 48 hours prior to taking any such action.

(c) Except as set forth in Section 6.04(d) or Section 6.04(e), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer; provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d–9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation) within 10 Business Days after the commencement thereof, (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within 10 Business Days after the commencement thereof or (F) fail to publicly reaffirm the Company Recommendation following any Competing Transaction having been publicly made, proposed or communicated (and not publicly withdrawn) within 10 Business Days after Parent so requests in writing; provided that Parent may not make such request more than one time with respect to any given Competing Transaction unless there shall have been an additional public announcement with respect to such Competing Transaction (any of the foregoing, a “Change in the Company Recommendation”) or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction that was not obtained in violation of Section 6.04 (other than any immaterial non-compliance that does not adversely affect Parent or Merger Sub) and the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law, the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) may effect a Change in the Company Recommendation with respect to such Superior Proposal and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c), but only (i) if the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such proposal or offer, (ii) after (A) providing at least five Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Company Board or the Special Committee (to the extent it is within the authority of the Special Committee), as applicable, intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c); it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, and (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such Third-Party proposal or offer would cease to constitute a Superior Proposal; provided that any material modifications to such Third-Party proposal or offer that the Company Board or the Special Committee has determined to be a Superior Proposal shall be deemed a new Superior Proposal to which the requirements of this Section 6.04(d) shall apply; provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a three Business Day period rather than the five Business Day period first described above and (iii) following the end of such five Business Day period or three Business Day period (as applicable), the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee shall have determined in its good faith judgment after consultation with its financial advisor and outside legal counsel that taking into account any changes to this Agreement and the Financing proposed by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e) Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee determines in its good faith judgment (after receiving written advice of outside legal counsel engaged by the Special Committee, which advice shall be confirmed in writing by another outside legal counsel engaged by the Special Committee (both counsel having an international reputation of experience in the corporate Law of the Cayman Islands)) that the failure to take such action would reasonably be expected to breach its fiduciary duties under applicable Law, the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee may effect a Change in the Company Recommendation; provided that the Company Board or the Special Committee, as applicable, shall not make such Change in the Company Recommendation unless the Company has (i) provided to Parent at least five Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee, as applicable, to take such action and (ii) during such five Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Change in the Company Recommendation.

(f) A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue or net income of the Company are attributable, (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company, or securities convertible into or exchangeable for 15% or more of any class of equity securities of the Company, (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company or (v) any combination of the foregoing.

(g) An “Intervening Event” means a material event, development or change with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, that (i) is unknown by the Company Board and the Special Committee as of or prior to the date hereof and (ii) occurs, arises or becomes known to the Company Board or the Special Committee after the date hereof and on or prior to the receipt of the Requisite Company Vote; provided that the receipt by the Company of a Competing Transaction or Superior Proposal will not be deemed to constitute an Intervening Event.

(h) A “Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the equity securities, of the Company that (i) provides for the payment of either (A) cash consideration per Share to holders thereof that is in excess of the Per Share Merger Consideration or (B) consideration in the form of publicly traded securities of a company listed on an internationally recognized securities exchange or automated quotation system with a fair market value that in the good faith judgment of the Special Committee after consultation with its financial advisor is in excess of the Per Share Merger Consideration and (ii) the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee has determined in its good faith judgment after consultation with its financial advisor and outside legal counsel, (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances) and (B) would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than the Rollover Shareholders) from a financial point of view than the Transactions; provided that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event hereunder.

(i) Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

(j) Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company or (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee has received and is currently evaluating such Competing Transaction) that does not include an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement shall be deemed to be a Change in the Company Recommendation or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 6.05 Directors’ and Officers’ Indemnification and Insurance.

(a) The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Corporation shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Corporation shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(b) shall terminate.

(c) Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply (and Parent shall cause the Surviving Corporation to comply) with all of the Company’s obligations, and each of the Surviving Corporation and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (B) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e) The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a Third-Party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees; it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06 Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b) any notice or other communication from any Governmental Authority in connection with the Transactions;

(c) any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date hereof, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions;

(d) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied; and

(e) any person notifies the Company or any of its Subsidiaries in writing that such person is seeking indemnification from the Company or any of its Subsidiaries under any indemnification, advancement or exculpation provisions of the indemnification agreements by and among the Company or any of its Subsidiaries and their respective directors and executive officers or the memorandum and articles of association of the Company or any of its Subsidiaries;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure; provided, further, that the Company’s unintentional failure to give notice under this Section 6.06 shall not be deemed to be a breach of covenant under this Section 6.06 but instead shall constitute only a breach of the underlying representation or warranty or covenant or condition, as the case may be.

Section 6.07 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Documents, including (i) maintaining in effect the Financing Documents until the Transactions are consummated, (ii) satisfying on a timely basis all conditions to the closing of and funding under the Financing Documents applicable to Parent and/or Merger Sub that are within its control, including paying when due all commitment fees and other fees arising under the Financing Documents as and when they become due and payable thereunder, (iii) consummating the Financing at or prior to the Effective Time and (iv) subject to Section 9.08, enforcing the parties’ funding obligations (and the rights of Parent and Merger Sub) under the Financing Documents to the extent necessary to fund the Merger Consideration; provided that Parent and/or Merger Sub may amend or modify the Financing Documents, and/or elect to replace all or any portion of the Debt Financing with alternative debt financing (the “Alternative Financing”), in each case only so long as (A) the aggregate proceeds of the Financing (as amended or modified, including the Alternative Financing, if applicable), will be sufficient for Merger Sub and the Surviving Corporation to pay (1) the Merger Consideration and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and (B) such amendment or modification or the Alternative Financing would not prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the “Alternative Financing Documents”) as promptly as practicable after execution thereof. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Documents, Parent shall promptly notify the Company.

(b) Subject to the terms and conditions of this Agreement, Parent and Merger Sub agree not to amend, modify or waive any provision of the Financing Documents, if such amendment, modification or waiver reduces (or would reduce) the aggregate amount of the Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Financing in a manner that, in each case, would be expected to prevent or materially delay or otherwise materially and adversely affect the ability of Parent or Merger Sub to consummate the Transactions. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any material provision of the Financing Documents relating to the Equity Financing, the Financing Documents relating to the Debt Financing or any material Alternative Financing Documents, or termination of any such Financing Document by any party to such Financing Document or (ii) upon the receipt of any written notice from any party to a Financing Document with respect to any threatened breach of any material provision of the Financing Documents relating to the Equity Financing, the Financing Documents relating to the Debt Financing or any material Alternative Financing Documents, or threatened termination of any such Financing Document.

(c) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in Section 6.07 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent, Merger Sub or the Surviving Corporation (or any of their Affiliates) than, those contemplated by the Debt Commitment Letter and/or, if applicable, the Alternative Financing Documents (in each case, whether to secure waiver of any conditions contained therein or otherwise).

(d) The Company agrees to provide, and shall cause each of its Subsidiaries and each of their respective Representatives to provide to Parent and Merger Sub, all reasonable cooperation as may be requested by Parent or its Representatives in connection with the Debt Financing and/or Alternative Financing and the Transactions, including (i) participation in meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company or its Subsidiaries with Representatives of Parent and its Debt Financing and/or Alternative Financing sources, (ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations and similar documents reasonably requested by Parent or its Representatives in connection with the Debt Financing and/or Alternative Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and/or Alternative Financing and delivery of one or more customary representation letters), (iii) as promptly as practicable, furnishing Parent and its Debt Financing and/or Alternative Financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or its Debt Financing and/or Alternative Financing sources (the “Required Information”) and using reasonable best efforts to cause the Company’s independent accountants to provide assistance and cooperation in connection therewith to Parent and its Debt Financing and/or Alternative Financing sources, (iv) reasonably cooperating with advisors, consultants and accountants of Parent or its Debt Financing and/or Alternative Financing sources with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values, (v) (A) to the extent not prohibited by applicable Laws, facilitating the granting of security or pledging of collateral and (B) executing and delivering any pledge and security documents, commitment letters, certificates and other definitive financing documents (the “Definitive Debt Documents”); provided that any collateral pledged or security granted by the Company or any of its Subsidiaries under, and any obligations of the Company or any of its Subsidiaries under, any Definitive Debt Documents to which it is a party shall be contingent upon the occurrence of the Effective Time, (vi) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing and/or Alternative Financing to evaluate the Company’s or any of its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements; provided that the information provided in connection therewith to such prospective lenders shall be subject to the terms of the Confidentiality Agreements and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, (vii) furnishing Parent, Merger Sub and its Representatives, as well as any prospective lenders involved in the Debt Financing and/or Alternative Financing, promptly with all documentation and other information required with respect to the Debt Financing and/or Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations; provided that the information provided to such prospective lenders shall be subject to the terms of the Confidentiality Agreements, (viii) using reasonable best efforts to obtain any necessary rating agencies’ confirmation or approval of the Debt Financing and/or Alternative Financing and (ix) taking all corporate actions reasonably necessary to permit the consummation of the Debt Financing and/or Alternative Financing, including the execution and delivery of any other certificates, instruments or documents, and to permit the proceeds thereof to be made available at Closing to consummate the Transactions. Neither the Company nor any of its Subsidiaries shall be required to (x) pay any commitment or similar fee prior to the Effective Time or (y) commit to taking any action that is not contingent upon the Closing (including entry into any agreement) or would be effective prior to the Effective Time or that would otherwise subject it to actual or potential liability in connection with any Financing. Nothing contained in this Section 6.07(d) or otherwise shall require the Company or any of its Subsidiaries to be an issuer or other obligor with respect to any Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing and/or Alternate Financing; provided that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Company of any of its Subsidiaries.

(e) Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, “Losses”) actually suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries specifically for use in connection therewith); provided that Parent shall not be liable to the Company, its Subsidiaries or their respective Representatives for any such Losses arising from the fraud, gross negligence, recklessness or willful misconduct of such persons.

Section 6.08 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry) and (ii) cooperate with the other parties hereto and use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including employing such resources as are necessary to obtain the Requisite Regulatory Approvals and taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided that no party hereto shall be required to take any such action if such action would have a Company Material Adverse Effect.

(b) Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.09 Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10 Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the Company’s knowledge on the one hand and Parent’s knowledge on the other hand, threatened against such party or its directors that relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled without Parent’s prior written consent (such consent not be unreasonably withheld, conditioned or delayed); provided that the Company may, without Parent’s prior written consent, settle Actions that involve only the payment of money damages not in excess of $1,000,000 in the aggregate.

Section 6.11 Resignations.

To the extent requested by Parent in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

Section 6.12 Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in Company Recommendation made in compliance with this Agreement.

Section 6.13 Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting of the Shares and ADSs from the NYSE and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14 Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.15 No Amendment to Parent Group Contracts.

Without the Company’s prior written consent, (a) Parent and Merger Sub shall not, and shall cause the members of the Parent Group not to, enter into any Contract or amend, modify, withdraw or terminate any Parent Group Contract or waive any rights thereunder in a manner that would (i) result, directly or indirectly, in any of the Rollover Shares ceasing to be treated as Excluded Shares or change the number of Rollover Shares of the Founder Parties, in each case, other than as provided in the Support Agreement, (ii) individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (iii) prevent or materially impair the ability of any management member or director of the Company, with respect to any Superior Proposal, taking any of the actions described in Section 6.04 to the extent such actions are permitted to be taken by the Company thereunder and (b) Parent and the members of the Parent Group shall not enter into or modify any Contract pursuant to which any management members, directors or shareholders of the Company, or any of their respective Affiliates receives any consideration or other economic value from any person in connection with the Transactions that is not provided or expressly contemplated in the Parent Group Contracts as of the date hereof, including any carried interest, share option, share appreciation right or other forms of equity or quasi-equity right. Within two Business Days after the execution thereof, Parent and Merger Sub shall provide the Company with a copy of any Contract relating to the Transactions that is entered into after the date hereof and to which a member of the Parent Group is a party. Parent and Merger Sub agree that any action by any member of the Parent Group who is not a party to this Agreement that would constitute a breach of this Section 6.15 if such member of the Parent Group were a party to this Agreement for the purposes of this Section 6.15 shall be deemed to be a breach of this Section 6.15.

Section 6.16 Actions Relating to Certain Operating Subsidiaries Reorganization.

The Company and Parent shall take the actions with respect to certain operating subsidiaries of the Company as set forth in Section 6.16 of the Company Disclosure Schedule.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Closing Date:

(a) Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent that is then in effect and has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

Section 7.02 Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.03(a), the first sentence of Section 3.03(b), the first sentence of Section 3.03(c), Section 3.04(a) and Section 3.07(d), the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct does not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.03(a), the first sentence of Section 3.03(b) and the first sentence of Section 3.03(c) shall be true and correct in all respects, except for de minimis inaccuracies, as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time) and (iii) the representations and warranties set forth in Section 3.04(a) and Section 3.07(d) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; provided that, (i) with respect to the agreements and covenants of the Company set forth in Section 6.16, the Company shall have performed or complied in all respects with the agreements and covenants set forth in Section 6.16(a) of the Company Disclosure Schedule and (ii) with respect to the agreements and covenants set forth in Section 5.01(iii), the Company shall have performed or complied in all respects therewith.

(c) Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served a notice of dissent under Section 238(2) of the CICL.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(e).

(e) Available Cash. The Company shall have delivered to Parent written evidence that, immediately prior to the Closing, the aggregate amount of Available Cash shall equal or exceed $768,000,000, of which (i) at least $70,000,000 shall be in RMB (calculated using the Exchange Rate) in bank accounts of the Company or its Subsidiaries in the PRC (excluding Hong Kong and Macau), (ii) at least $89,000,000 shall be in US dollars in a Designated Offshore Bank Account, (iii) at least $89,000,000 shall be in US dollars in Company Offshore Accounts, and (iv) at least $472,000,000 shall be a combination of US dollars and RMB (calculated using the Exchange Rate), which in the case of US dollars shall be in a Designated Offshore Bank Account (separate from the Designated Offshore Bank Account used for the purpose of clause (ii) above) and in the case of RMB shall be in one or more Designated Onshore Bank Accounts, in each case of clauses (i) through (iv) without duplication; provided, that clause (iv) shall be deemed satisfied if $450,000,000 is available immediately prior to the Closing in US dollars in the applicable Designated Offshore Bank Account, in which case the foregoing $768,000,000 shall be reduced to $745,000,000.

(f) No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date hereof and be continuing.

Section 7.03 Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any qualification as to “materiality” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04 Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION

Section 8.01 Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting only upon the recommendation of the Special Committee).

Section 8.02 Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting only upon the recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a) the Effective Time shall not have occurred on or before September 17, 2014 (as it may be extended pursuant to this Section 8.02(a), the “Termination Date”); provided that if the Closing has not taken place prior to September 17, 2014, either Parent or the Company may extend the Termination Date to a date that is no later than December 17, 2014;

(b) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order that, or taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(c) the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof;

provided that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03 Termination by the Company.

This Agreement may be terminated by the Company (acting only upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within 30 days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than 30 calendar days from the date of receipt of such notice, by the Termination Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.02;

(b) (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within seven Business Days following the date on which the Closing should have occurred pursuant to Section 1.02; or

(c) prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee (to the extent it is within the authority of the Special Committee) authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (ii) the Company concurrently with the termination of this Agreement enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied in all respects with the requirements of Section 6.04 with respect to such Superior Proposal and/or Alternative Acquisition Agreement (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and (B) complied in all respects with Section 8.06 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c), and any purported termination pursuant to this Section 8.03(c) shall be void and of no force or effect if the Company shall not have paid the Company Termination Fee.

Section 8.04 Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within 30 days following receipt of written notice of such breach from Parent or Merger Sub (or, if the Termination Date is less than 30 calendar days from the date of receipt of such notice, by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.03; or

(b) the Company Board or any committee thereof shall have effected a Change in the Company Recommendation.

Section 8.05 Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided that the terms of Section 6.03(c), Section 6.12, Articles VIII and IX shall survive any termination of this Agreement.

Section 8.06 Termination Fee and Expenses.

(a) In the event that:

(i) (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been publicly made, proposed or communicated (and not publicly withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c) and (C) within 12 months after the termination of this Agreement, the Company consummates, or enters into a definitive agreement in connection with, any Competing Transaction by a Third Party (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in Clause (A)); provided that for purposes of this Section 8.06(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii) this Agreement is terminated by the Company pursuant to Section 8.03(c),

then the Company shall pay to Parent or its designees an amount equal to $40,275,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (A) within five Business Days after such termination in the case of a termination referred to in clause (ii), (B) within two Business Days following the entry by the Company into the definitive agreement in connection with a Competing Transaction in the case of a termination referred to in clause (i) or (C) prior to or concurrently with the termination of this Agreement in the case of a termination pursuant to clause (iii)); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) Parent will pay, or cause to be paid, to the Company an amount equal to $80,550,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within five Business Days) following such termination by wire transfer of same day funds); it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c) All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(d) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 3.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(f) (i) Subject to Section 9.08, the Equity Commitment Letters, the Debt Commitment Letter or the Limited Guarantees, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether wilfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether wilfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b), and the expenses pursuant to Section 8.06(d) and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) Parent, Merger Sub, the Guarantors and the Sponsors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of Parent, Merger Sub or any Guarantor or Sponsor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Guarantor or Sponsor or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A) – (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether wilfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether wilfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether wilfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Limited Guarantees and the Debt Commitment Letter) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and expenses under Section 8.06(d), and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Limited Guarantees and the Debt Commitment Letter), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) and Section 8.06(d), or the Guarantors to the extent provided in the relevant Limited Guarantee.

(ii) Subject to Section 9.08, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether wilfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether wilfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether wilfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the expenses under Section 8.06(d), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d).

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.06 and this Article IX.

Section 9.02 Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Address: 12/F, No. 3 Building, 700 Yishan Road

  Shanghai, 200233

  People’s Republic of China

Attention: Mr. Yuzhu Shi

Facsimile: +86 21 3397 9948

with a copy to:

Wilson Sonsini Goodrich & Rosati

Unit 1001, 10/F, Henley Building

5 Queen’s Road Central

Hong Kong

Attention: Weiheng Chen, Esq.

  Zhan Chen, Esq.

Facsimile: +852-3972-4999

with a copy to:

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

Attention: Akiko Mikumo, Esq.

Facsimile: +852-3015-9354

and

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Attention: Julie Gao, Esq. / Peter X. Huang, Esq.

Facsimile: +86 10 6535 5577

if to the Company:

12/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233

People’s Republic of China

Attention: Mr. Rich Chiang / Ms. Kristie Chen

Facsimile: +86 21 3397 9948

with a copy to:

Fenwick & West LLP

801 California Street

Mountain View, California 94041

United States of America

Attention: Gordon K. Davidson, Esq.

  David K. Michaels, Esq.

  Eva H. Wang, Esq.

Facsimile: (650) 938-5200

with a copy to:

O’Melveny & Myers LLP

Plaza 66, Tower 1, 37th Floor

1266 Nanjing Road West

Shanghai 200040

People’s Republic of China

Attention: Portia Ku, Esq.

Facsimile: +86-21-2307-7300

Section 9.03 Certain Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided that such agreement and any related agreements (i) need not contain “standstill” provisions and (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial) that apply to the business and dealings of any Group Company, including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

“Available Cash” means cash of the Company and its Subsidiaries on a consolidated basis in US dollars available immediately prior to the Closing in one or more US dollar or RMB denominated bank accounts of the Company or its Subsidiaries, net of issued but uncleared checks and drafts, in each case free of any Lien; provided that $100,595,994.24 reserved to satisfy the facility contemplated by that certain facility letter, dated June 26, 2013, and the other agreements related thereto, between the Company and China Merchants Bank Co., Ltd. Hong Kong Branch, shall not be included as cash of the Company or any of its Subsidiaries when calculating Available Cash for purposes of this Agreement. For the avoidance of doubt, to the extent any such cash of the Company or any of its Subsidiaries is denominated in RMB, the US dollar equivalent of such cash shall be used to calculate Available Cash for purposes of this Agreement, based on the Exchange Rate.

“Baring SPV” means Baring Private Equity Asia V Holding (12) Limited, a company wholly-owned by Baring LP.

“Baring Consortium Guarantee” means that certain Guarantee by and among Baring LP and the Guaranteed Parties (as defined therein) dated as of November 25, 2013.

“Baring Interim Agreement Guarantee” means that certain Guarantee by and among Baring LP and the Guaranteed Parties (as defined therein) dated on or about the date hereof.

“Baring Consortium SPA Guarantee” means that certain Guarantee by and among Baring LP and the Guaranteed Parties (as defined therein) dated as of November 25, 2013.

“Baring Guarantees” means the Baring Consortium Guarantee, the Baring Consortium SPA Guarantee and the Baring Interim Agreement Guarantee.

“Baring Rollover Shares” has the meaning ascribed to it in the Support Agreement.

“Baring LP” means The Baring Asia Private Equity Fund V, L.P.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, Hong Kong or Beijing, PRC.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Employee Agreement” means any management, employment, severance, change in control, transaction bonus, consulting, repatriation or expatriation agreement or other Contract between any Group Company and any current or former employee, director or officer of such Group Company.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, or with respect to which such Group Company has or may have any liability or obligation.

“Company IT Assets” means all Software, systems, serves, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to a valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its Subsidiaries), is or would reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole; provided that the determination of whether a Company Material Adverse Effect shall have occurred shall not take into account any fact, event, circumstance, change, condition, occurrence or effect occurring after the date hereof to the extent resulting from: (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date hereof, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, including changes in interest rates or foreign exchange rates, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) any failure, in and of itself, of the Company and its Subsidiaries to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (vi) the announcement, pendency or consummation of the Transactions, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company due to such announcement, pendency or consummation or the identity of Parent or its Affiliates, (vii) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries at the written request or with the written consent, of Parent or expressly required by this Agreement or (viii) any suit, claim, request for indemnification or proceeding brought by any current or former shareholder of the Company (on their own behalf or on behalf of the Company) for breaches of fiduciary duties, violations of the securities Laws or otherwise in connection with this Agreement or the Transactions; except, in the case of clause (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Offshore Accounts” means one or more bank accounts of the Company or its Subsidiaries in Hong Kong (separate from any Designated Offshore Bank Account used for the purposes of Section 7.02(e)(ii) and Section 7.02(e)(iv)).

“Company Option” means each option to purchase Shares granted under the Share Incentive Plan on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company RS” means each Share of restricted stock granted under the Share Incentive Plan on or prior to the Closing Date, the restrictions over which have not lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Confidentiality Agreements” means the confidentiality agreements between the Company and each of the Sponsors or their respective Affiliates, as amended and restated from time to time.

“Consortium Agreement” means that certain Consortium Agreement by and among the Founder Parties and Baring SPV dated as of November 25, 2013 to which HONY SPV joined as a party on January 12, 2014.

“Consortium SPA” means that certain Share Purchase Agreement by and among Founder, Vogel and Baring SPV dated as of November 25, 2013.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Designated Offshore Bank Account” means one or more bank accounts denominated in US dollars with any of the Debt Financing sources or their respective affiliates.

“Designated Onshore Bank Account” means one or more bank accounts denominated in RMB with any bank or financial institution approved by the Debt Financing sources as notified to the Company by Parent.

“Exchange Rate” means the mid-point exchange rate between RMB and US dollars on the fifth Business Day prior to the Closing Date as published by the People’s Bank of China ..

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (i) the protection of health, safety or the environment or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Equity Securities” shall mean any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Excluded Shares” means, collectively, (i) the Rollover Shares and (ii) Shares held by Parent, the Company or any of their Subsidiaries.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“Founder” means Mr. Yuzhu Shi.

“Founder Parties” means Founder, Union Sky and Vogel.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“HONY SPV” means Rich Noble Enterprises Limited, a British Virgin Island company wholly-owned by HONY LP.

“HONY LP” means Hony Capital Fund V, L.P.

“HONY Guarantee” means that certain Guarantee by and among HONY LP and the Guaranteed Parties (as defined therein) dated as of the date hereof.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (viii) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (ix) all Indebtedness of others referred to in clauses (i) through (viii) guaranteed directly or indirectly in any manner by such person and (x) all Indebtedness referred to in clauses (i) through (viii) secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any person (i) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (ii) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means all (i) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs, (ii) Trademarks, (iii) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, (iv) confidential and proprietary information, including trade secrets, know-how and invention rights, (v) rights of privacy and publicity, (vi) registrations, applications, renewals and extensions for any of the foregoing in clauses (i)-(v) and (vii) any and all other proprietary rights.

“Interim Investors Agreement” means the Interim Investors Agreement, dated as of the date hereof, by and among Founder, Union Sky, Vogel, Baring SPV, HONY SPV, Holdco, Parent and Merger Sub.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule in each case after such inquiry of such individual’s direct reports as would be usual or proper in connection with the ordinary course of such individual’s position at the Company consistent with past practice, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party, in each case, after due inquiry.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Owned Real Property” shall mean all real property and interests in real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Permitted Encumbrances” shall mean, (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business (A) relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or (B) that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings, (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vi) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (vii) Liens that have otherwise been disclosed to Parent in writing as of the date hereof, (viii) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business or (ix) standard survey and title exceptions.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Rollover Shares” means, (i) with respect to Union Sky, the Union Sky Rollover Shares, and (ii) with respect to Baring SPV, the Baring Rollover Shares.

“SAFE Circular 7” means Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies issued by SAFE on February 15, 2012 and that became effective as of February 15, 2012.

“SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005 and that became effective as of November 1, 2005.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Incentive Plan” means, collectively, the 2007 Performance Incentive Plan and the Employee Share Option Scheme and all amendments and modifications thereto.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments thereof) to be held to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing reserve fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites and (v) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the management of the Company.

“Sponsors” means Baring LP and HONY LP.

“Strategic Advisor” means Kilometre Capital Management Cayman.

“Subsidiary” means, with respect to any party, any person (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith.

“Union Sky” means Union Sky Holding Group Limited, a company wholly-owned by Founder.

“Union Sky Delayed Payment Shares” means 37,500,000 Shares registered under the name of Union Sky.

“Union Sky Rollover Shares” has the meaning ascribed to it in the Support Agreement.

“Vogel” means Vogel Holding Limited, a company wholly-owned by Union Sky.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	Section 3.09
ADS	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Alternative Financing	Section 6.07(a)
Alternative Financing Documents	Section 6.07(a)
Applicable Date	Section 3.07(a)
Arbitrator	Section 9.09(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Section 1.01
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(f)(i)
Company Intellectual Property	Section 3.12(a)
Company Real Property	Section 3.11(c)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 6.04(f)
Control Agreements	Section 3.15(a)(xiv)
Damages	Section 6.05(c)
Debt Commitment Letter	Section 4.05(a)
Debt Financing	Section 4.05(a)
Definitive Debt Documents	Section 6.07(d)
Deposit Agreement	Section 2.07
Depositary	Section 2.07
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.16
Equity Commitment Letters	Section 4.05(a)

Defined Term	Location of Definition

Equity Financing	Section 4.05(a)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Financing	Section 4.05(a)
Financing Documents	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Guarantor or Guarantors	Recitals
HKIAC	Section 9.09(b)
Holdco	Recitals
Improvements	Section 3.11(d)
Indemnified Parties	Section 6.05(b)
Intervening Event	Section 6.04(g)
Law	Section 3.05(a)
Limited Guarantee or Limited Guarantees	Recitals
Losses	Section 6.07(e)
Material Company Permits	Section 3.06(a)
Material Contract	Section 3.15(a)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Notice of Superior Proposal	Section 6.04(d)
NYSE	Section 3.05(b)
Order	Section 7.01(b)
Operating Subsidiary	Section 3.15(a)(xiv)
Parent	Preamble
Parent Group	Section 8.06(f)(i)
Parent Group Contracts	Section 4.11
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Proxy Statement	Section 6.01(a)
Record ADS Holders	Section 6.02(a)
Record Date	Section 6.02(a)
Representatives	Section 6.03(a)
Required Information	Section 6.07(d)
Requisite Company Vote	Section 3.04(a)
Requisite Regulatory Approvals	Section 3.05(b)
Rollover Shareholders	Recitals
SAFE	Section 3.06(a)
SAFE Rules and Regulations	Section 3.06(e)
SAT	Section 3.06(a)
Schedule 13E-3	Section 6.01(a)

Defined Term	Location of Definition

SEC	Section 3.05(b)
Share	Section 2.01(b)
Share Certificates	Section 2.04(a)
Superior Proposal	Section 6.04(g)
Superior Proposal Notice Period	Section 6.04(d)
Support Agreement	Recitals
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.18
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
Union Sky Delayed Payment	Section 2.05

Section 9.04 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05 Interpretation.

When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” refers to United States Dollars. All $ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” means a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06 Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Schedule and the Confidentiality Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (a) any Affiliate of Parent or (b) the Debt Financing and/or Alternative Financing sources pursuant to the terms of the applicable Definitive Debt Documents (to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and/or Alternative Financing); provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.07 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 8.06(a) and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Options and Company RSs, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08 Specific Performance.

(a) Subject to Section 9.08(b) and Section 9.08(d), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(d), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity (including, subject to Section 9.08(b), the Company demanding that Parent and Merger Sub use reasonable best efforts to obtain the Debt Financing in accordance with Section 6.07).

(b) Notwithstanding the foregoing, the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent and/or Merger Sub to cause the Equity Financing to be funded at any time and/or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the Debt Financing or, if applicable, Alternative Financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iv) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent and/or Merger Sub to cause the Equity Financing to be funded and/or to effect the Closing in accordance with Section 1.02 if the Debt Financing (or, if applicable, Alternative Financing) has not been funded (or will not be funded at the Closing even if the Equity Financing is funded at the Closing).

(c) Each party (i) waives any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

(d) Notwithstanding anything herein to the contrary, (i) Parent and Merger Sub on the one hand and the Company on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Merger Sub or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.06(b) and expenses under Section 8.06(d), by the Company on the other hand and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(e) This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Commitments (including the expiration or termination provisions thereof).

Section 9.09 Governing Law; Dispute Resolution.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b) Subject to Section 9.08 and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10 Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (or in the case of the Company, by action taken by or on behalf of the Special Committee) at any time prior to the Effective Time; provided that after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share (including Shares represented by ADSs) shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11 Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Special Committee, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12 Counterparts.

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GIANT INVESTMENT LIMITED

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GIANT MERGER LIMITED

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GIANT INTERACTIVE GROUP INC.

By:	/s/
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [•], 2014.

BETWEEN

(1) Giant Merger Limited, an exempted company incorporated under the Laws of the Cayman Islands on January 13, 2014, with its registered office situated at the offices of Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (“Merger Sub”); and

(2) Giant Interactive Group Inc., an exempted company incorporated under the Laws of the Cayman Islands on July 26, 2006, with its registered office situated at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Company” or the “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a) Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [•], 2014 among Giant Investment Limited, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”), pursuant to which the Merger Sub will merge with and into the Company and cease to exist and the Surviving Corporation will continue as the surviving company in the Merger.

(b) This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c) Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1. The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING CORPORATION

2. The name of the surviving company (as defined in the Companies Law) shall be Giant Interactive Group Inc.

REGISTERED OFFICE

3. The Surviving Corporation shall have its registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4. Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$1,000 divided into 100,000 ordinary shares of US$0.01 par value per share, of which one share has been issued.

5. Immediately prior to the Effective Date the authorized share capital of the Company was US$100.00 divided into 500,000,000 ordinary shares of a par value of US$0.0000002 each, of which [insert number] ordinary shares have been issued fully paid.

6. The authorized share capital of the Surviving Corporation shall be US$100.00 divided into 500,000,000 ordinary shares of US$0.0000002 par value per share.

7. On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a) Each Share issued and outstanding immediately prior to the Effective Time, other than (i) the Excluded Shares, (ii) the Dissenting Shares, (iii) the Union Sky Delayed Payment Shares and (v) Company RSs shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, being US$12.00 in cash without interest.

(b) Each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(c) Each of the Dissenting Shares of persons who have validly exercised and not withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Companies Law shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law of the fair value of such shares.

(d) Each of the Company RSs shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration.

(e) Each of the Union Sky Delayed Payment Shares shall be cancelled and cease to exist in exchange for the right of Union Sky to receive three promissory notes in the aggregate principal amount equal to (x) the number of Union Sky Delayed Payment Shares multiplied by (y) the Per Share Merger Consideration, which notes shall bear simple interest of 2% per annum in the same form as attached to the Agreement as Annex B.

(f) Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued and fully paid share of a nominal or par value US$0.0000002 each in the share capital of the Surviving Corporation.

8. On the Effective Date, the rights and restrictions attaching to the ordinary shares of the Surviving Corporation are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9. The Merger shall take effect on [•] (the “Effective Date”).

PROPERTY

10. On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11. The Memorandum of Association and Articles of Association of the Surviving Corporation shall be amended and restated in the form attached as Appendix II to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12. There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING CORPORATION

13. The names and addresses of the directors of the Surviving Corporation are as follows:

NAME	ADDRESS
[•]	[•]

SECURED CREDITORS

14. (a) Merger Sub has entered into a [•] dated [•] in favour of [•] pursuant to which a fixed and/or floating security interest has been created and the consent of [•] to the Merger has been obtained; and

(b) the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15. This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

16. This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Law.

17. This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18. This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19. This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

For and on behalf of Giant Merger Limited:

[Name] Director

For and on behalf of Giant Interactive Group Inc.:

[Name] Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation)

ANNEX B

FORM OF UNSECURED PROMISSORY NOTE

US$450,000,000	[Date]

Giant Interactive Group Inc., a company incorporated under the laws of the Cayman Islands (“Maker”) hereby promises to pay to the order of Union Sky Holding Group Limited (“Lender”), its successors and permitted assigns, in lawful money of the United States of America, the lesser of FOUR HUNDRED FIFTY MILLION DOLLARS (US$450,000,000) or the principal outstanding under this Promissory Note, together with accrued and unpaid interest thereon, at the rate or rates set forth below, on July 1, 2015 (the “Maturity Date”).

1. Subordination. Lender acknowledge that all liabilities owed by Maker to Lender under this Promissory Note and Lender’s rights under this Promissory Note (including without limitation any right to demand or receive any amounts under Sections 2, 3, 4 and 5 below) are subordinated to the Senior Debt in accordance with the terms of a Vendor Note Subordination Deed (the “Subordination Deed”) dated on or about the date hereof among the Maker, BNP Paribas as security agent for the “Senior Creditors” as defined therein (the “Security Agent”) and Lender, substantially in the form attached hereto as Exhibit A. Capitalized term used but not defined herein shall have the same meaning ascribed to them in the Subordination Deed. Prior to the Senior Discharge Date, in the event of any inconsistency between this Promissory Note and the Subordination Deed, the Subordination Deed shall prevail.

2. Repayment Schedule. The principal amount of this Promissory Note shall be prepaid in full on the Maturity Date, together with all accrued and unpaid interest thereon.

3. Interest Rate. The unpaid principal amount of this Promissory Note shall bear interest at a rate per annum equal to two percent (2%) calculated on the basis of a 360 day year and the actual number of days elapsed. If any interest is determined to be in excess of the then legal maximum rate, then that portion of each interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of the obligations evidenced by this Promissory Note.

4. Prepayment. The principal amount of this Promissory Note may be prepaid in whole or in part at any time, together with any accrued interest on the amount so prepaid, but without premium or penalty. Maker shall prepay to Lender a portion of the principal of this Promissory Note, together with any accrued interest on the amount so prepaid, to the extent and at the time that Maker is permitted to make such prepayment under clause 2.2 (Permitted Payments) of the Subordination Deed.

5. Acceleration. In the event that Maker shall fail to pay any principal of this Promissory Note within five (5) days of the date on which a demand notice is delivered to the Maker by the Lender, then Lender may declare all obligations (including without limitation, outstanding principal amount) under this Promissory Note to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived.

6. Maker Waiver. Maker hereby waives presentment, demand, notice of dishonor, protest, notice of protest and all other demands, protests and notices in connection with the execution, delivery, performance, collection and enforcement of this Promissory Note.

7. Expenses. Maker shall pay all costs of collection when incurred by Lender, including reasonable attorneys’ fees, costs and expenses.

8. Governing Law. This Promissory Note is being delivered in, is intended to be performed in, shall be construed and interpreted in accordance with, and be governed by English Law.

9. Amendment; Assignment. This Promissory Note may only be amended, modified or terminated by an agreement in writing signed by Lender. This Promissory Note shall be binding upon the heirs, executors, administrators, successors and assigns of Maker and inure to the benefit of Lender and its permitted successors, endorsees and assigns (provided that they have entered into a subordination deed with the Security Agent in accordance with clause 8(c) of the Subordination Deed). This Promissory Note shall not be transferred by Maker without the express written consent of Lender, provided that if Lender consents to any such transfer or if notwithstanding the foregoing such a transfer occurs, then the provisions of this Promissory Note shall be binding upon any successor to Maker and shall inure to the benefit of and be extended to any holder hereof.

2

GIANT INTERACTIVE GROUP INC.

By:

Name:

Title:

EXHIBIT A

2

SCHEDULE A

List of Guarantors

1.	Union Sky Holding Limited

2.	The Baring Asia Private Equity Fund V, L.P.

3.	Hony Capital Fund V, L.P.